

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

June 26, 2014

<u>Via Facsimile</u>
Mr. Michael J. McGuire
Chief Financial Officer
Endurance Specialty Holdings Ltd.
Waterloo House
100 Pitts Bay Road
Pembroke HM 08, Bermuda

   Re: Endurance Specialty Holdings Ltd.
         Registration Statement on Form S-4
         Filed June 9, 2014
         File No. 333-196596

Dear Mr. McGuire:

In your letter dated June 17, 2014, which is in response to the Division's staff comments, you indicate that Endurance Specialty Holdings Ltd. ("Endurance") filed a Form S-4 registration statement (file No. 333-196596) (the "Registration Statement") in connection with its unsolicited exchange offer for all of the outstanding ordinary shares, par value 0.15144558¢ per share, of Aspen Insurance Holdings Limited ("Aspen"). You request pursuant to Rule 437 of Regulation C that we grant Endurance's application to dispense with the written consent of KPMG Audit Plc ("KPMG") to the incorporation by reference in Endurance's Registration Statement of KPMG's consent:

1. to the incorporation by reference in the Registration Statement of KPMG's report covering the consolidated balance sheets of Aspen as of December 31, 2013 and 2012, and the related consolidated statements of operation and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules;
2. to the incorporation by reference in the Registration Statement of KPMG's report relating to the effectiveness of Aspen's internal control over financial reporting as of December 31, 2013; and
3. to the inclusion of a reference to KPMG under the heading "Experts" in the prospectus forming a part of the Registration Statement, pursuant to Section 7 of the Securities Act.

We are unable to grant request #3. We will grant requests #1 and #2, subject to the following modifications:

- The KPMG report should not be incorporated by reference into the Registration Statement. Instead, disclosure should be made that, although an audit report was issued on Aspen's financial statements and is included in Aspen's filings, the auditor has not permitted use of its report in Endurance's registration statement. The auditor should not be named.

- Any legal or practical implication for shareholders of either Endurance or Aspen of the inability to obtain the cooperation of Aspen or the consent of Aspen's auditor should be disclosed.

- No disclosure in the registration statement should expressly or implicitly purport to disclaim Endurance's liability for Aspen's financial statements.

- In the event that circumstances change, for example, if the deal turns friendly, the registration statement should be amended to include the audited financial statements and the auditor's consent required by the form.

The position described above is based solely on the information included in your letter. New or different facts could warrant a different conclusion. If you have any questions concerning this letter, please contact me at 202.551.3516.

Sincerely,

/s/ Todd E. Hardiman

Todd E. Hardiman
Associate Chief Accountant